SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File No. 001-36566

Mobileye N.V.

(Translation of registrant’s name into English)

Har Hotzvim
13 Hartom Street
PO Box 45157
Jerusalem 9777513, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

Annual General Meeting of Shareholders

On June 13, 2017, Mobileye N.V. (the “Company”) held the 2017 Annual General Meeting of shareholders at the Waldorf Astoria Amsterdam in Amsterdam, The Netherlands (the “AGM”). On the same day, the Company issued a press release summarizing the results of the AGM. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference. Terms not defined in this Form 6-K have the meaning set forth in the AGM Shareholders Circular.

Proposal	For	Against	Abstain	Total Votes Cast
To approve the sale and transfer by the Company, after the closing of the pending tender offer (the “Offer”) by Cyclops Holdings, LLC (the “Purchaser”), of all or substantially all of the assets and liabilities of the Company to the Purchaser or an affiliate of the Purchaser.	129,023,837 (58.00% of issued share capital)	52,738 (0.02% of issued share capital)	2,326,561 (1.04% of issued share capital)	131,403,136
To liquidate the Company, after the Offer closing, and to appoint and approve the compensation of the liquidator of the Company.	130,567,660 (58.69% of issued share capital)	55,879 (0.02% of issued share capital)	779,597 (0.35% of issued share capital)	131,403,136
To convert the Company from a public limited liability company (an N.V.) to a private limited liability company (a B.V.), after the Offer closing.	130,572,525 (58.70% of issued share capital)	59,093 (0.02% of issued share capital)	771,518 (0.34% of issued share capital)	131,403,136
To amend the Articles of Association of the Company in accordance with the draft deed designated “Conversion Deed of Amendment,” after the Offer closing.	130,556,591 (58.69% of issued share capital)	55,036 (0.02% of issued share capital)	791,509 (0.35% of issued share capital)	131,403,136
To amend the Articles of Association of the Company in accordance with the draft deed designated “Post-Delisting Deed of Amendment,” after the Offer closing.	130,555,673 (58.69% of issued share capital)	54,991 (0.02% of issued share capital)	792,472 (0.35% of issued share capital)	131,403,136
To adopt the Company’s Dutch statutory annual accounts for the year 2016 (the “2016 Accounts”).	129,957,565 (58.42% of issued share capital)	72,570 (0.03% of issued share capital)	1,373,001 (0.61% of issued share capital)	131,403,136

Proposal	For	Against	Abstain	Total Votes Cast
To grant to all of the members of the Board of Directors of the Company discharge from liability in accordance with Dutch law for the performance of their duties during the year ended December 31, 2016.	127,455,798 (57.30% of issued share capital)	230,198 (0.10% of issued share capital)	3,717,140 (1.67% of issued share capital)	131,403,136
To grant to all of the members of the Board of Directors of the Company, effective upon the time of acceptance by the Purchaser of all shares validly tendered to it in the Offer, discharge from liability in accordance with Dutch law for the performance of their duties up to the date of the AGM.	127,443,475 (57.29% of issued share capital)	231,841 (0.10% of issued share capital)	3,727,820 (1.67% of issued share capital)	131,403,136
To re-elect Tomaso A. Poggio as non-executive director, having a three-year term of office expiring at the end of the annual general meeting of shareholders to be held in the year 2020.	128,665,008 (57.84% of issued share capital)	330,567 (0.14% of issued share capital)	2,407,561 (1.08% of issued share capital)	131,403,136
To re-elect Eli Barkat as non-executive director, having a three-year term of office expiring at the end of the annual general meeting of shareholders to be held in the year 2020.	128,423,003 (57.73% of issued share capital)	573,759 (0.25% of issued share capital)	2,406,374 (1.08% of issued share capital)	131,403,136
To re-elect Judith Richter as non-executive director, having a three-year term of office expiring at the end of the annual general meeting of shareholders to be held in the year 2020.	128,420,910 (57.73% of issued share capital)	575,722 (0.25% of issued share capital)	2,406,504 (1.08% of issued share capital)	131,403,136
To elect Tiffany D. Silva, effective as of the Offer closing, as executive director, for a term of office ending at the close of the annual general meeting of shareholders to be held in the year 2018 (or, if such person becomes an executive director of the Company during the year 2018, at the close of the annual general meeting of shareholders held in the year 2020).	126,768,416 (56.99% of issued share capital)	2,299,264 (1.03% of issued share capital)	2,335,456 (1.04% of issued share capital)	131,403,136
To elect David J. Miles, effective as of the Offer closing, as executive director of the Company, for a term of office ending at the close of the annual general meeting of shareholders to be held in the year 2018 (or, if such person becomes an executive director of the Company during the year 2018, at the close of the annual general meeting of shareholders held in the year 2020).	126,758,936 (56.98% of issued share capital)	2,311,906 (1.03% of issued share capital)	2,332,294 (1.04% of issued share capital)	131,403,136

Proposal	For	Against	Abstain	Total Votes Cast
To elect Nicholas J. Hudson, effective as of the Offer closing, as non-executive director of the Company, for a three-year term of office ending at the close of the annual general meeting of shareholders to be held in the third calendar year following the calendar year during which such person becomes a non-executive director.	126,709,182 (56.96% of issued share capital)	2,417,026 (1.08% of issued share capital)	2,276,928 (1.02% of issued share capital)	131,403,136
To elect Mark L. Legaspi, effective as of the Offer closing, as non-executive director of the Company, for a three-year term of office ending at the close of the annual general meeting of shareholders to be held in the third calendar year following the calendar year during which such person becomes a non-executive director.	126,646,031 (56.93% of issued share capital)	2,421,756 (1.08% of issued share capital)	2,335,349 (1.04% of issued share capital)	131,403,136
To elect Gary Kershaw, effective as of the Offer closing, as non-executive director of the Company, for a three-year term of office ending at the close of the annual general meeting of shareholders to be held in the third calendar year following the calendar year during which such person becomes a non-executive director.	126,649,641 (56.93% of issued share capital)	2,418,677 (1.08% of issued share capital)	2,334,818 (1.04% of issued share capital)	131,403,136
To approve the compensation of the Company’s independent directors after the Offer closing.	128,119,416 (57.59% of issued share capital)	823,632 (0.37% of issued share capital)	2,460,088 (1.10% of issued share capital)	131,403,136
To grant authority to the Board of Directors of the Company to repurchase up to 10% of the Company’s issued share capital until December 13, 2018.	130,253,515 (58.55% of issued share capital)	393,969 (0.17% of issued share capital)	755,652 (0.33% of issued share capital)	131,403,136
To appoint PricewaterhouseCoopers N.V. to audit the Company’s Dutch statutory accounts for the year ending December 31, 2017.	129,673,842 (58.29% of issued share capital)	68,187 (0.03% of issued share capital)	1,661,107 (0.74% of issued share capital)	131,403,136

The complete Notice of and Agenda for the Annual General Meeting, including the related Shareholders Circular and the 2016 Accounts, is available on the Company’s website, www.mobileye.com, was furnished to the Securities and Exchange Commission (“SEC”) under cover of Form 6-K on May 12, 2017, and was made available to the Company’s shareholders in accordance with applicable requirements.

The 2016 Accounts and the minutes of the Annual General Meeting will be posted on the Company’s website by no later than June 30, 2017.

Exhibit No.	Description of Exhibit

99.1	Press release dated June 13, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 13, 2017	MOBILEYE N.V.

	By:	/s/ Ofer Maharshak
Ofer Maharshak Chief Financial Officer